Exhibit 99.1

FORM 51-102F3
Material Change Report

Item 1:	Name and Address of Company Copernic Inc. (formerly Mamma.com Inc.) (the “Company”) 360 rue Franquet, bureau 60 Québec, QC G1P 4N3

Item 2:	Date of Material Change November 12, 2009

Item 3:	News Release Attached as Schedule “A” is the press release in respect of the material change.

Item 4:
Summary of Material Change

The Company announced an equity private placement whereby a Mr. John G. Simmonds and a group of accredited private investors led by Mr. Simmonds agreed to acquire 500,000 of the restricted common shares from treasury.  The Company also announced certain changes to the board of directors.

Item 5:
Full Description of Material Change

The Company announced that it entered into an equity private placement agreement pursuant to which Mr. John G. Simmonds, and a group of accredited private investors led by Mr. Simmonds, agreed to acquire five hundred thousand (500,000) of the Company restricted common shares from treasury. The Company agreed to issue the new securities at US$4.00 per share for a total purchase price of US$2,000,000.00. The purchase price will be paid in cash at closing and the parties agreed that closing will occur on or before December 14, 2009. Cash proceeds of the private placement will be utilized to finance a growth strategy comprised of acquisitions and organic growth.

The agreement also provides that the Board be reduced to five Directors and that John Simmonds be appointed a Director and Chairman of the Board with the right to name another Director. In order to fulfill this condition, Messrs Goldman, Kramer and Schwartz agreed to resign as Directors.  Their agreement to resign is not the result of a disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Furthermore, Jean-Rock Fournier, Chief Financial Officer will assume responsibility for the operations of the Company as Executive Vice President and CFO.

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 The report is not being filed on a confidential basis.

Item 7:	Omitted Information No information has been omitted

Item 8:	Executive Officer Name: Marc Ferland Title: Chief Executive Officer Telephone: 418-527-0528

Date of Report: November 19, 2009

SCHEDULE “A”

Press Release